BASSETT VENTURES INC.

#1304 – 925 W. Georgia Street

Vancouver, B.C.

V6C 3L2

604-684-2181

INFORMATION CIRCULAR AS AT APRIL 21, 2006

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by management of Bassett Ventures Inc. ("the Company") for use at the Annual General Meeting of shareholders of the Company to be held on May 31, 2006 (the “Meeting”) and any adjournment thereof, for the purposes set forth in the attached Notice of Meeting.  Except where otherwise indicated, the information contained herein is stated as of April 21, 2006.

All cost of this solicitation will be borne by the Company.  In addition to the solicitation of proxies by mail, directors, officers and employees may solicit proxies personally, by telephone or facsimile, but will not receive compensation for so doing.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company ("Management Proxyholder").  A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy.  A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting or any adjournment of it unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXY

Every proxy may be revoked by an instrument in writing that is, (a) executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney, of the corporation; and (b) delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof, or in any other manner provided by law.

Only registered shareholders have the right to revoke a Proxy.  Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for.  In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy.  In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses.

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the attached Notice of Meeting and other matters which may properly come before the Meeting.  At present, Management of the Company knows of no such amendments, variations or other matters.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as Non-Objecting Beneficial Owners (“NOBO’s”).  Those Non-Registered Holders who have object to their Intermediary disclosing ownership information about themselves to the Company are referred to as Objecting Beneficial Owners (“OBO’s”).

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBO’s , and indirectly through Intermediaries to the OBO’s.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Beneficial Owners who have not waived the right to received Meeting Materials are accompanied by a request for voting instructions, Voting Instruction Form (“VIF”).  This form is instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder.  VIF’s, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Non-Registered Holders receiving a VIF cannot use that form to vote common shares directly at the Meeting - Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.  Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors.  For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company’s last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On April 21, 2006 (the “Record Date”) there were 4,216,843 common shares issued and outstanding, each share carrying the right to one vote.  Only shareholders of record at the close of business on the Record Date will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof.

To the knowledge of the Directors and executive officers of the Company, the beneficial owners or persons exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights are:

Name and Address	Number of Shares(1)	Approximate % of Total Issued
Bank Sal Oppenheim Jr. & Cie (Schweiz) AG Uraniastrasse 28, Zurich, Switzerland, 8022 CHE	610,000	14.5%

(1)

The above information was based on the Company’s register of shareholders as maintained by its transfer agent and may not represent actual beneficial ownership.

ELECTION OF DIRECTORS

Management proposes to fix the number of Directors of the Company at three (3) and to nominate the persons listed below for election as Directors.  Each Director will hold office until the next Annual General Meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated.  Management does not contemplate that any of the nominees will be unable to serve as a director.  In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.

Name, Residence and Present Position with the Company	Director Since	# of Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(1)	Principal Occupation(1)
SOKHIE PUAR(2) Richmond, British Columbia President & Director	September 9, 2003	257,500	President of SNJ Capital Ltd. since September, 1999; Registered Representative , Canaccord Capital Corporation from 1987 to 1998.
PRAVEEN K. VARSHNEY(2) Vancouver, British Columbia Director	October 29, 1999 (previously from September 4, 1991 to May 13, 1997)	27,146	Principal, Varshney Capital Corp since January, 2000; Director and Officer of various publicly traded companies; formerly Principal of Varshney Chowdhry Group of Companies.
BIJAY SINGH(2) Vancouver, British Columbia Director	June 1, 2006	50,000	Businessman, Associate in SNJ Capital Ltd.

(1)

The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Unless otherwise stated above, any nominees named above not elected at the last Annual General Meeting have held the principal occupation or employment indicated for at least five years.

(2)

Current member of the Audit Committee.

No proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity:

(a)

was the subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days;

(c)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(d)

has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEO’s”):

(a)

the Company’s chief executive officer (“CEO”);

(b)

the Company’s chief financial officer (“CFO”);

(c)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2005, the end of the most recently completed financial year of the Company, the Company had three (3) Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed financial years.

	Annual Compensation				Long Term Compensation
					Awards	Payouts
NEO Name and Principal Position	Year	Salary ($CDN)	Bonus ($CDN)	Other Annual Compensation ($) (1)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All other Compen-sation ($)
SOKHIE PUAR President	/05	N/A	N/A	$45,000	N/A	N/A	N/A	N/A
GEOFFREY DRYER President	/04 /03	$92,000 $92,000	NIL NIL	NIL NIL	200,000(3) 100,000(3)	NIL NIL	NIL NIL	NIL NIL
CATHERINE M. STAUBER Chief Executive Officer	/04 /03	$75,000 $75,000	NIL NIL	NIL NIL	250,000(3) 100,000(3)	NIL NIL	NIL NIL	NIL NIL
PRAVEEN VARSHNEY Chief Financial Officer	/04 /03	$60,000 NIL	NIL NIL	NIL $25,000(2)	250,000(3) 100,000(3)	NIL NIL	NIL NIL	NIL NIL

(1)

Pursuant to a consulting agreement dated August 1, 2003, between the Company and SNJ Capital Ltd. (“SNJ”), the Company paid an aggregate of $45,000, being $5,000 per month to SNJ during the fiscal year ended December 31, 2005.  Effective July 2005, the consulting fees were reduced to $2,500 per month.  SNJ is a B.C. private company of which Sokhie Puar is the President.

(2)

Pursuant to a management agreement dated August 1, 2003, between the Company and Varshney Capital Corp. (“VCC”), the Company paid an aggregate of $25,000, being $5,000 per month to VCC during the fiscal year ended December 31, 2003.  VCC is a B.C. private company of which Praveen Varshney, Chief Financial Officer and a director of the Company, and Peeyush Varshney, Corporate Secretary of the Company, are directors.

(3)

These numbers represent pre-consolidated shares.  Options granted to Geoffrey Dryer and Catherine Stauber expired upon their resignation and are no longer outstanding.

Long-Term Incentive Plans – Awards in Most Recently Completed Fiscal Year

The Company has no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed financial year.  A “Long-Term Incentive Plan” is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SAR’s (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

Option/SAR Grants During The Most Recently Completed Financial Year

The following table, presented in accordance with the National Instrument 51-102 – Continuous Disclosure Regulation, sets forth stock options granted under the Company’s Stock Option Plan during the most recently completed financial year, to the Named Executive Officers.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

NEO Name and Principal Position	Securities Under Options/SARs Granted (#)	% of Total Options/ SAR's Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date ofGrant ($/Security)	Expiration Date
SOKHIE PUAR President	0	0	N/A	N/A	N/A

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year

And Financial Year-End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year, as well as the financial year end value of stock options held by the Named Executive Officers.  During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options at Financial Year End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable / Unexercisable
SOKHIE PUAR President	N/A	N/A	0	N/A

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Executive Officers.

As a result of the cessation of operations of AssistGlobal Inc., a former subsidiary of the Company, the following contracts have been terminated as of June 24, 2005:

1.

A management contract dated January 1, 2004, between the Company’s former subsidiary, AssistGlobal Inc. (“AssistGlobal”) and Catherine Stauber.  As the contact was terminated prior to its term, all shares owned directly or indirectly by Catherine Stauber have been relinquished to AssistGlobal and were subsequently cancelled by the Company.

2.

A management contract dated January 1, 2004, between the Company’s former subsidiary, AssistGlobal and Geoffrey Dryer.  As the contact was terminated prior to its term, all shares owned directly or indirectly by Geoffrey Dryer have been relinquished to AssistGlobal and were subsequently cancelled by the Company.

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

The British Columbia Securities Commission has issued guidelines on corporate governance disclosure for venture issuers as set out in Form 58-101F2 (the “Disclosure”).  The Disclosure addresses matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators.  The Company’s approach to corporate governance in the context of the 8 specific Disclosure issues outlined in Form 58-101F2 is set out in the attached Schedule “A”.

COMPENSATION OF DIRECTORS

Compensation for the Named Executive Officer has already been disclosed above.  No cash compensation was paid to any director of the Company for the director’s services as a director during the financial year ended December 31, 2005, other than the reimbursement of out-of-pocket expenses.  However, the Company pays $5,000 a month for management services performed by Varshney Capital Corp. (“VCC”) and $5,000 a month for consulting services performed by SNJ Capital Ltd. (“SNJ”).  Effective July 2005, the fees were reduced to $2,500 a month for management services performed by VCC and the fees were reduced to $2,500 for consulting services performed by SNJ. For the year ended December 31, 2005, $45,000 was paid to VCC and $45,000 was paid to SNJ.  VCC is a B.C. private company of which Praveen Varshney, a director of the Company, is a director.  SNJ is a B.C. private company of which Sokhie Puar, President and director of the Company, is a director.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options.  During the most recently completed financial year, no incentive stock options were granted to directors, including directors who are Named Executive Officers.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plan (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders (Stock Option Plan)	414,000	$0.28	294,500
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	414,000	$0.28	294,500

MANAGEMENT CONTRACTS

The Company is not a party to a Management Contract with anyone other than Directors or Named Executive Officers of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Directors, executive officers, employees, proposed nominees for election as directors or their associates have been indebted to the Company since the beginning of the last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere herein, no insider of the Company, nominee for election as a Director, or associate or affiliate of them, has any material beneficial interest, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which has or will materially affect the Company.

AUDIT COMMITTEE

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

Composition of the Audit Committee

The Company’s audit committee is comprised of three directors: Sokhie Puar, Praveen Varshney, and Bijay Singh.  As defined in MI 52-110, Sokhie Puar is not “independent”; Praveen Varshney and Bijay Singh are both “independent”.  Also as defined in MI 52-110, all of the audit committee members are “financially literate”.

Relevant Education and Experience

Sokhie Puar – Mr. Puar was a registered representative at Canaccord Capital Corporation from 1987 – 1998, President of SNJ Capital since September 1999 and director of the Company since September 2003.

Praveen Varshney – Mr. Varshney is a Chartered Accountant and was in public practice from 1987 to 1991 with KPMG and with Varshney Chowdhry & Co. from 1991 to 1995.  Mr. Varshney has held executive level positions with various public companies since 1992.

Bijay Singh – Mr. Singh started his career in the financial services field by working with one of the largest financial service companies in North America.

The Audit Committee’s Charter

The Company has adopted a Charter of the Audit Committee of the Board of Directors, which is attached as Schedule “B” to this Information Circular.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110.  Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.  Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

External Auditor Service Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit/Audit Related Fees	Tax Fees	All Other Fees
December 31, 2005	$27,627.00	$2,100.00	Nil
December 31, 2004	$32,247.00	$1,248.00	Nil

Exemption

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

APPOINTMENT OF AUDITORS

Management is recommending that shareholders vote to ratify the appointment of LDMB Advisors Inc., Chartered Accountants, of 6345 – 197th Street, Langley, British Columbia, V2Y 1K8, as Auditors for the Company and to authorize the Directors to fix their remuneration.  LDMB Advisors Inc., Chartered Accountants were first appointed as Auditors for the Company on September 9, 2003.

OTHER BUSINESS

As of the date of this circular, management knows of no other matters to be acted upon at this Annual General Meeting.  However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the SEDAR website at www.sedar.com.

Financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis (“MD&A”) for its most recently completed financial year, which are being mailed to Shareholders with the Notice of Meeting and this Information Circular.  Shareholders may request additional copies by (i) mail to Suite 1304 – 925 West Georgia Street, Vancouver, British Columbia  V6C 3L2; or (ii) telephone to: (604) 684-3783.

BY ORDER OF THE BOARD OF DIRECTORS

“Sokhie Puar”

Sokhie Puar, President

April 21, 2006

Schedule “A”

Statement of Corporate Governance Disclosure (Venture Issuers)

The following description of the governance practices of the Company is provided in accordance with the guidelines of Multilateral Instrument 58-101, as set out in Form 58-101F2 (the “Form 58-101F2 Guidelines”).  The Form 58-101F2 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators.  The directors of the Company will continue to monitor the developments and the various changes to the proposed corporate governance guidelines and best practices and where applicable will amend its corporate governance guidelines accordingly.

Form 58-101F2 Guideline	The Governance Disclosure of the Company
1. Board of Directors

Disclose how the Board of Directors (the “Board”) facilitates its exercise of independent supervision over management, including

(i)

the identity of directors that are independent, and

(ii)

the identity of directors who are not independent, and the basis for that determination.

The Board consists of three (3) directors, of whom two (2) are independent.  None of the two (2) unrelated directors have any direct or indirect material relationship with the Company (other than shareholdings) which could, in the view of the Company’s Board, reasonably interfere with the exercise of a directors independent judgment.  Praveen Varshney and Bijay Singh are independent directors.  Sokhie Puar is the President of the Company and is not independent.

2.

Directorships

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The directors of the Company are directors of the following reporting issuers set opposite their names:

Sokhie Puar – Garnet Point Resources Corp., Northern Canadian Minerals Inc., JER Envirotech International Corp. and MVS Capital Corp.

Praveen Varshney – Afrasia Mineral Fields Inc., Camphor Ventures Inc., Carmanah Technologies Corporation, JER Envirotech International Corp. and Northern Canadian Minerals Inc.

Bijay Singh – None

3.

Orientation and Continuing Education

Describe what steps, if any, the Board takes to orient new Board members, and describe any measures the Board takes to provide continuing education for directors.

Orientation and education of new members of the Board is conducted informally by management and members of the Board.  The orientation provides background information on the Company’s history, performance and strategic plans.

4.

Ethical Business Conduct

Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.

The Board has not adopted a formal written code of ethics.  The Board is of the view that the requirements of the audit committee charter and Board members’ ability to reference outside professional advisors, facilitate the Company meeting ethical business standards.

5.

Nomination of Directors

Disclose what steps, if any, are taken to identify new candidates for Board nomination, including: (i) who identifies new candidates, and (ii) the process of identifying new candidates.

Given the size of the Board and nature of development of the Company’s business the Board has not appointed a nomination committee or put in place formal procedures for the identification of new Board member candidates.

6.

Compensation

Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including: (i) who determines compensation, and (ii) the process of determining compensation.

Members of the Board are not compensated for acting as directors, save for being granted incentive stock options pursuant to the policies of the TSX Venture Exchange and the Company’s stock option plan.  The Board as a whole determines the stock option grants for each director. The independent Board members review on an ongoing basis, the compensation of the senior officers to ensure that it is competitive.

7.

Other Board Committees

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full board to perform the duties that would be required by standing committees, other than the audit committee.

8.

Assessments

Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.

The Board considers individual director performance assessments are not warranted, given the Company’s stage of development, the directors shareholdings and the required  time commitment to the affairs of the Company.

SCHEDULE "B"

AUDIT COMMITTEE CHARTER

A. PURPOSE

The overall purpose of the Audit Committee (the "Committee") is to ensure that the Company's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Company and to review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts.

B. COMPOSITION, PROCEDURES AND ORGANIZATION

The Committee shall consist of at least three members of the Board of Directors (the "Board"), a majority of whom shall be "unrelated directors".

All of the members of the Committee shall be "financially literate" (i.e. able to read and understand a balance sheet, an income statement and a cash flow statement).

At least one member of the Committee shall have accounting or related financial expertise (i.e. able to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with generally accepted accounting principles).

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

C.  MEETINGS OF THE COMMITTEE SHALL BE CONDUCTED AS FOLLOWS:

Interpretation:  “unrelated director” means a director who is: (a) not a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the issuer, other than interests and relationships arising solely from holdings in the issuer, (b) not currently, or has not been within the last three years, an officer, employee of or material service provider to the issuer or any of its subsidiaries or affiliates, and (c) not a director (or similarly situated individual) officer, employee or significant shareholder of an entity that has a material business relationship with the issuer.  A chair or vice chair of the board of directors who is not a member of management and does not otherwise provide management services to the Company is not considered to be a related director.

1.

the Committee shall meet at least four times annually at such times and at such locations as maybe requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

2.

the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

3.

the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:

(a)

Chief Executive Officer

(b)

Chief Operating Officer

(c)

Chief Financial Officer

(d)

other management representatives shall be invited to attend as necessary.

4.

The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary.  The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

D.  ROLES AND RESPONSIBILITIES

1.

The overall duties and responsibilities of the Committee shall be as follows:

➢

to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements;

➢

to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;

➢

to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

➢

to report regularly to the Board on the fulfillment of its duties and responsibilities.

2.

The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

➢

to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

➢

to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

➢

review the audit plan of the external auditors prior to the commencement of the audit;

➢

to review with the external auditors, upon completion of their audit:

(i)

contents of their report;

(ii)

scope and quality of the audit work performed;

(iii)

adequacy of the Company's financial and auditing personnel;

(iv)

co-operation received from the Company's personnel during the audit;

(v)

internal resources used;

(vi)

significant transactions outside of the normal business of the Company;

(vii)

significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii)

the non-audit services provided by the external auditors;

➢

to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

➢

to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.

The duties and responsibilities of the Committee as they relate to the Company's internal auditors are to:

➢

periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

➢

review and approve the internal audit plan; and

➢

review significant internal audit findings and recommendations, and management's response thereto.

4.

The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

➢

review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

➢

review compliance under the Company's Business Conduct Policy and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate;

➢

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

➢

periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

5.

The Committee is also charged with the responsibility to:

➢

review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

➢

review and approve the financial sections of:

(i)

the annual report to shareholders;

(ii)

the annual information form;

(iii)

prospectuses;

(iv)

other public reports requiring approval by the Board; and

(v)

report to the Board with respect thereto;

➢

review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

➢

review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

➢

review and report on the integrity of the Company's consolidated financial statements;

➢

review the minutes of any audit committee meeting of subsidiary companies;

➢

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

➢

review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts; and

➢

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders.